
April 20, 2021

Gary Bowman
Chief Executive Officer
Bowman Consulting Group Ltd.
12355 Sunrise Valley Drive
Suite 520
Reston, VA 20191

>   **Re: Bowman Consulting Group Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed April 6, 2021**
>   **File No. 333-255076**

Dear Mr. Bowman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 6, 2021

Business, page 54

1. We note your revised disclosure in response to comment 7. Please further revise your disclosure to discuss the Civil False Claims Act and the laws and regulations regarding procurement integrity. In this regard, we note the risk factor on page 22 states that such laws and regulations are significant to your operations. Please also discuss the various environmental laws and regulations disclosed in your risk factor on page 23. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Notes to Combined Financial Statements
Note 1. Nature and Basis of Presentation
Basis of Presentation, page F-8

2.   We note your response to comment 13. Please disclose that you will no longer combine the financial statements of BNY beginning January 1, 2021, and that the impact of not combining the entity is immaterial.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at (202) 551- 8071 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Andrew M. Tucker